Vishay Intertechnology, Inc.
63 Lincoln Highway
Malvern, Pennsylvania 19355

May 16, 2006

Via EDGAR

Mr. Daniel F. Duchovny, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Vishay Intertechnology, Inc.
Schedule TO-I/A filed May 9, 2006
File No. 005-18135

Dear Mr. Duchovny:

We provide responses to the comment contained in the letter of May 10, 2006 addressed to our legal counsel, Abbe L. Dienstag, Esq., of Kramer Levin Naftalis & Frankel LLP, from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the above-referenced filing of Vishay Intertechnology, Inc. (the “Company”).

For ease of reference by the Staff in reviewing the responses to the comment, we have included the text of the Staff’s comment within the text of our letter.

Schedule TO-I/A

Company Notice

Description of the Option

Conditions to the Option, page 8

1.  Refer to our prior comment 2.  Your disclosure indicates that you expect to fund a possible $138 million payment, with respect to all outstanding LYONs, with cash on hand.  The disclosure also states that “depending on the number of LYONs required to be purchased,” you may use borrowings under your existing credit facility.  Given this apparent contradiction and your response to our comment, please provide the information required by Item 1007(d) of Regulation M-A.

Mr. Daniel F. Duchovny, Esq.
May 16, 2006

Response:
The Company will file an amended Schedule TO-I which will appropriately revise the disclosure.

* * * * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing was responsive to the Staff’s comments.  Should you have any further questions, please feel free to contact me at 610-644-1300 or our legal counsel, Abbe L. Dienstag, Esq., of Kramer Levin Naftalis & Frankel LLP at 212-715-9100.

Yours truly,

/s/ Richard N. Grubb

Richard N. Grubb
Executive Vice President, Treasurer
and Chief Financial Officer

cc: Abbe L. Dienstag, Esq., Kramer Levin Naftalis & Frankel LLP